UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 000-55982

C21 INVESTMENTS INC.
(Exact Name of Registrant as Specified in Charter)

Suite 1900-855 West Georgia St
Vancouver BC, V6C 3H4
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F      ⃞

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.
(Registrant)

Date: August 21, 2026	By:	/s/ Michael Kidd
	Name:	Michael Kidd
	Title:	CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements for the three months ended June 30, 2026
99.2	Management Discussion and Analysis for the three months ended June 30, 2026
99.3	CEO Certification
99.4	CFO Certification